

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

November 26, 2013

Via E-mail
Joseph W. Gorder
Chief Executive Officer
Valero Energy Partners LP
One Valero Way
San Antonio, Texas 78249

  Re: **Valero Energy Partners LP**
    Amendment No. 2 to Registration Statement on Form S-1
    Filed November 15, 2013
    File No. 333-191259

Dear Mr. Gorder:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Use of Proceeds, page 43

1. You disclose that you "intend to use the net proceeds from this offering to pay revolving credit facility issuance costs…and [you] will retain the remainder of the net proceeds of this offering for general partnership purposes..." Based on the pricing pages you provided to us on November 21, it appears that this "remainder" will be approximately $276.2 million, or $318.3 million if the underwriters exercise their option. To the extent practicable, clarify the percentage of the funds for "general partnership purposes" that you will allocate for acquisitions or expansion capital expenditures. In addition, to the

extent that you have any agreements, understandings or arrangements regarding acquisitions, we refer you to Instruction 6 to Item 504 of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Joseph W. Gorder
Valero Energy Partners LP
November 26, 2013
Page 3

You may contact Joseph Klinko at (202) 551-3824 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Gerald M. Spedale
       Baker Botts LLP